AMENDMENT NO. 1

TO THE

CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS

OF

SERIES A CONVERTIBLE PREFERRED STOCK

OF

COLOMBIA ENERGY RESOURCES, INC.

Pursuant to Section 151 of the

Delaware General Corporation Law

Colombia Energy Resources, INc. (the “Company”), a corporation organized and existing under the laws of the State of Delaware, hereby certifies that pursuant to the provisions of Section 151 of the Delaware General Corporation Law, its Board of Directors adopted the following resolution, which resolution remains in full force and effect as of the date hereof:

WHEREAS, the Board of Directors of the Company (the “Board of Directors”) is authorized, within the limitations and restrictions stated in the Certificate of Incorporation of the Company (the “Certificate of Incorporation”), to fix by resolution or resolutions the designation of preferred stock and the powers, preferences and relative participating, optional or other special rights and qualifications, limitations or restrictions thereof, including, without limiting the generality of the foregoing, such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution or resolutions of the Board of Directors under the Delaware General Corporation Law; and

WHEREAS, on November 2, 2011, the Company filed the original Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company (the “Original Certificate of Designations”) for the Series A Preferred Stock (the “Series A Preferred Stock”); and

WHEREAS, it is the desire of the Board of Directors of the Company, pursuant to its authority as aforesaid, to amend the Original Certificate of Designations as set forth herein;

WHEREAS, pursuant to Section 3(a) of the Original Certificate of Designations, on January 18, 2013, the Company obtained the affirmative vote of the holders of at least 50% of the shares of Series A Preferred Stock outstanding at the time of the vote approving the amendments set forth herein;

NOW, THEREFORE, BE IT RESOLVED, that the Original Certificate of Designations be amended as follows:

1.	The first paragraph of Section 2(a) of the Original Certificate of Designations is amended to read as follows:

Dividends. Holders shall be entitled to receive, and the Company shall pay, cumulative dividends at the rate per share (as a percentage of the Stated Value (as defined below) per share) of 12% per annum (the “Preferred Dividend”), payable quarterly in arrears on March 15, June 15, September 15 and December 15, beginning on June 15, 2011 (each such date, a “Dividend Payment Date”). If any Dividend Payment Date is not a Trading Day (as defined below), the applicable payment shall be due on the next succeeding Trading Day. The Company shall have the option to pay the Preferred Dividend in cash or in shares of duly authorized, validly issued, fully-paid and non-assessable shares of Commons Stock, or a combination thereof. If the Preferred Dividend is paid in whole or in part in shares of Common Stock, the number of shares of Common Stock issuable on any given Dividend Payment Date shall be calculated by dividing (x) the difference between (I) the aggregate Preferred Dividend due on such Dividend Payment Date and (II) the cash portion of such Preferred Dividend to be paid (if any), by (y) the lower of Conversion Price or the Closing Bid Price (as defined in Section 5(c)(iii) of the Original Certificate of Designations) on the Dividend Payment Date (the amount to be paid in shares of Common Stock, the “Dividend Share Amount”). The Preferred Dividends for September 15, 2012 and December 15, 2012, shall be paid fully in a Dividend Share Amount.

2.	Section 3(a) of the Original Certificate of Designations is amended to read as follows:

(a)          Class Voting Rights. Prior to a Qualified Public Offering, the Company shall not, without the prior affirmative vote or consent of the holders of at least fifty percent (50%) of the shares of the Series A Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting, in which the holders of the Series A Preferred Stock vote separately as a class, do any of the following:

(i)      issue Common Stock, warrants or rights to purchase Common Stock or securities convertible into Common Stock for a consideration per share which is less than the then-applicable Conversion Price; or permit a subsidiary to issue capital stock, warrants or rights to purchase capital stock or securities convertible into capital stock to any third party other than its current parent company;

(ii)      incur indebtedness of any kind other than accrued expenses or trade payables in the ordinary course consistent with past practice or the 15% Secured Promissory Notes Due January 18, 2014 (“Indebtedness”) or permit any subsidiary to incur Indebtedness; or grant a security interest, pledge or similar encumbrance, other than in connection with ordinary course equipment financings consistent with past practice (“Security Interest”) or permit any subsidiary to grant a Security Interest, on any of the assets of the Company or any of its subsidiaries, other than those Security Interests in favor of the Law Office of Ronald N. Vance & Associates, P.C., as collateral agent (the “Collateral Agent”) for the Notes pursuant to: (i) the Pledge and Collateral Agency Agreement, dated January 18, 2013, among the Company, Colombia CPF LLC (“CPF”) and the Collateral Agent, (ii) the Deed of Pledge, dated as of January 18, 2013, among the Company, CPF, Energia Andina Santander Resources Coöperatieve U.A. and Collateral Agent, (iii) the Pledge Agreement relating to the Mining Titles, dated January 18, 2013, between Colombia Clean Power SAS (“CCP”) and the Collateral Agent, (iv) the Pledge Agreement Over the Assets of Colombia Clean Power S.A.S., dated January 18, 2013, between CCP and the Collateral Agent and (v) the Mortgage Agreement, dated January 18, 2013, between CCP and the Collateral Agent, each as may be amended and supplemented from time to time);

(iii)     amend the terms of the Series A Preferred Stock;

(iv)     authorize additional shares of Series A Preferred Stock

(v)      create or issue any class or series of equity security senior to the Series A Preferred Stock as to payment of dividends or senior to or on a parity with the Series A Preferred Stock, as to payments on liquidation, dissolution or winding up of the Company or any other transaction in which the liquidation preference set forth in Section 4 below is payable;

2

(vi)     enter into any agreement that would restrict the Company’s right or ability to perform its obligations under the Securities Purchase Agreement, dated as of June 1, 2011 (the “Purchase Agreement”) among the Company and the initial holders of the Series A Preferred Stock or the other Transaction Documents, as defined therein;

(vii)     amend the Company’s Articles of Incorporation or By-laws in any manner that would impair or reduce the rights of the Series A Preferred Stock; or permit a subsidiary to amend its governing documents;

(viii)     liquidate or dissolve the Company or permit any subsidiary to be liquidated or dissolved;

(ix)       enter into any transaction, or permit a subsidiary to enter into any transaction, with an affiliate (as defined in Rule 405 under the Securities Act of 1933, as amended, for purposes of this Certificate of Designation) of the Company;

(x)         enter into any line of business or permit any subsidiary to enter into any line of business other than a business substantially similar or related to the existing business of the Company and its subsidiaries or a proposed line of business of the Company and its subsidiaries described in the Company’s Confidential Private Placement Memorandum dated May 6, 2011;

(xi)         dispose of, or permit any subsidiary to dispose of, any assets (including without limitation equity interests in another entity) outside the ordinary course of business consistent with past practice, in one or more related transactions;

(xii)         pay any dividends, repurchase any shares of the Company or make any other payments that would constitute customary “restricted payments” under a bank credit agreement or bond indenture, other than dividend payments on the Series A Preferred Stock;

(xiii)       acquire, or permit any subsidiary to acquire, assets with a total value in excess of $1 million, in one or more related transactions; or

(xiv)       effect or permit any subsidiary to effect any transaction resulting in a “change of control.” “Change of control” means the disposition by sale or otherwise of all or substantially all of the Company’s (or a subsidiary’s) assets, or the acquisition of the Company or a subsidiary by means of any transaction or series of related transactions, including, without limitation, any reorganization, merger or consolidation, if, following such transaction, the holders of the outstanding voting power of the Corporation prior to the transaction cease to hold, directly or indirectly, a majority of the outstanding voting power of the surviving entity.

The term “Qualified Public Offering” shall mean an underwritten public offering of Common Stock (i) with aggregate gross proceeds to the Company of at least $50 million; (ii) at a public offering price per share (prior to underwriter commissions and expenses) not less than 200% of the then-applicable Conversion Price (as defined in Section 5(d) below); (iii) upon the closing of which the Common Stock shall be listed for trading on the New York Stock Exchange, the NYSE Amex, the Nasdaq Stock Market or the Toronto Stock Exchange; and (iv) underwritten by an underwriter, or a group of underwriters lead by a manager or managers, approved by the holders of at least fifty percent (50%) of the shares of the Series A Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting, in which the holders of the Series A Preferred Stock vote separately as a class.

3

3.	The first sentence of Section 5(d) of the Original Certificate of Designations is amended to read as follows:

Conversion Price. The term “Conversion Price” shall mean $0.15, subject to adjustment under Section 5(e) hereof.

4.	The first sentence of Section 5(k) of the Original Certificate of Designations is amended to read as follows:

Reservation of Common Stock. The Company shall, so long as any shares of Series A Preferred Stock are outstanding, reserve and keep available out of its authorized and unissued Common Stock, solely for the purpose of effecting the conversion of the Series A Preferred Stock, such number of shares of Common Stock equal to the aggregate number of shares of Common Stock as shall from time to time be sufficient to effect the conversion of all of the Series A Preferred Stock then outstanding and to make mandatory payments of Dividend Share Amounts as required herein; provided that if the Company does not have sufficient authorized and unissued Common Stock reserved for these purposes, the Company shall promptly seek to have additional Common Stock authorized and, in any event, shall have such Common Stock authorized by no later than April 1, 2013.

IN WITNESS WHEREOF, Colombia Energy Resources, Inc. has caused this Amended Certificate of Preferred Stock Designation to be signed by its President and Secretary, respectively, on this 18th day of January 2013.

Colombia Energy Resources, Inc.

By:	/s/ Edward P. Mooney
Name: Edward P. Mooney
Title: President and Chief Executive Officer

By:	/s/ Daniel F. Carlson
Name: Daniel F. Carlson
Title: Secretary

4